UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number  333-66626

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

(Full Title of Plan)

INTERDIGITAL COMMUNICATIONS CORPORATION

781 Third Avenue, King of Prussia, PA 19406-1409

(610) 878-7800

(Name of Issuer of the Securities Held Pursuant to the Plan, Address of Principal Executive Offices, Zip Code,

Telephone Number and Area Code)

PENNSYLVANIA	23-1882087
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

Report of Independent Accountants

To the Participants and Administrator of

InterDigital Communications Corporation

Savings and Protection Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of InterDigital Communications Corporation Savings and Protection Plan (the “Plan”) at December 31, 2002 and 2001 and for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 11, 2003

InterDigital Communications Corporation

Savings and Protection Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002		2001
Assets
Investments, at fair value
Investments in pooled separate accounts (PSA’s) at fair value
Guaranteed interest account		$488,449		$382,996
Money market account	*	895,402	*	799,669
Bond & mortgage account	*	818,162	*	571,835
Government securities account	*	785,076		281,626
Bond emphasis balanced account		330,791		363,675
Large cap index account	*	2,239,122	*	2,620,540
Medium company value account		536,567	*	557,176
Large company blend account	*	710,618	*	851,298
Real estate account		323,122		171,999
Stock emphasis balanced account		278,489		267,851
Medium company blend account	*	780,454	*	826,993
Small company blend account	*	870,830	*	904,703
International stock account		381,850		341,401
Principal Financial Group income stock account		311,039		267,957

Registered investment companies
Vanguard Growth & Income Fund		186,079		65,228
INVESCO Small Company Growth Fund		49,261		73,550
Janus Aspen Aggregate Growth Fund		111,033		122,150
Strong Growth Fund		95,477		76,723
Strong Opportunity Fund		157,411		196,450
T. Rowe Price Science & Technology Fund		117,539		141,200
Putnum International Growth Fund		179,894		121,966

		10,646,665		10,006,986

InterDigital Stock Fund	*	812,571		155,477
Participant Loans		69,537		27,500

		11,528,773		10,189,963

Receivables
Employer’s contributions		—		54
Participant’s contributions		—		399

Total receivables		—		453

Net assets available for benefits		$11,528,773		$10,190,416

*Represents 5 percent or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

InterDigital Communications Corporation

Savings and Protection Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to
Investment income (loss)
Interest and dividend income, investments	$37,104	$22,790
Net depreciation in fair value of investments	(1,169,716)	(579,105)
Demutualization compensation	—	209,198

	(1,132,612)	(347,117)

Contributions
Employer	731,660	294,931
Participant	2,157,748	1,994,038

	2,889,408	2,288,969

Asset transfers in	123,381	63,211

Total additions	1,880,177	2,005,063

Deductions from net assets attributed to
Benefits paid to participants	516,378	236,298
Other deductions	25,442	20,235

Total deductions	541,820	256,533

Net increase	1,338,357	1,748,530

Net assets available for benefits
Beginning of year	10,190,416	8,441,886

End of year	$11,528,773	$10,190,416

The accompanying notes are an integral part of the financial statements.

InterDigital Communications Corporation

Savings and Protection Plan

Notes to Financial Statements

December 31, 2002 and 2001

NOTE 1—DESCRIPTION OF PLAN

The following description of InterDigital Communications Corporation Savings and Protection Plan, the “Plan”, is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan for employees of InterDigital Communications Corporation and its participating subsidiaries (the “Company”) over the age of 18 and who have completed one month of service. The Plan was established effective February 1, 1985 and restated January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance Trust Company is the trustee of the Plan.

Contributions

All participant contributions are made on a before-tax basis. Each participant may invest from 1 percent to 15 percent of annual compensation as a basic contribution. The total of the basic and supplemental contributions cannot exceed IRS limitations for each plan year. For the 2002 and 2001 plan years, the total IRS limit was $11,000 and $10,500, respectively. If a participant’s annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary contributions. Beginning July 2001, the Company matches 50 percent of each participant’s contribution, up to a maximum of 6 percent of the employees pretax annual basic compensation, as defined. 50 percent of the Company match consists of cash and the other 50 percent is paid in the form of the Company’s Common Stock. Discretionary contributions are lump-sum payments made to the Plan as determined from time to time by the Board of Directors of the Company. The Company did not make any discretionary contributions in 2002 and 2001.

The law limits the amount of pay that may be used to determine contributions. The limit is $200,000 in 2002 and $170,000 in 2001. The law also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit is the lesser of 100 percent of pay or $40,000 for 2002, and the lesser of 25 percent of pay or $35,000 for 2001.

Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts

Each participant’s account is credited with that participant’s contributions and allocations of the Company’s matching and discretionary contributions and Plan earnings and losses. Allocations of discretionary contributions are based on a participant’s annual compensation relative to the total compensation of all other participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Terminating participants forfeit nonvested Company contributions. Forfeitures are used to pay Plan expenses or reduce employer contributions.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions. Vesting in Company contributions is based on length of service. Participants vest 33-1/3 percent on each of their first three anniversaries of employment.

Participant Loans

Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50 percent of their vested account balance or $50,000. The minimum loan amount is $1,000. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Plan Administrator. Loan terms are limited to five years. Upon termination of employment the outstanding principal and interest balance is immediately payable. Interest rates are determined by the loan administrator in accordance with prevailing market rates on similar types of loans, ranging between 6.50 percent and 11.00 percent at December 31, 2002. Interest paid by the participant is credited to the participant’s account. If a participant’s balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant’s vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes.

When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant’s death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant’s account are typically made, subject to certain limitations, using a single, installment or deferred payment.

Plan Termination

The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan’s assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participant’s accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Investment Options

All investments are participant directed except for 50 percent of the match contribution, which by the terms of the Plan, is directed by the Company to the InterDigital Stock Fund. Participants may change the investment of their Plan account at any time except for that portion of a participant’s Plan account that is attributable to the Company’s matching contribution(s) made after June 2001. During the plan years ending December 31, 2002 and 2001, participants were able to allocate their contributions, in 1 percent increments, among the following investment options:

Pooled Separate Accounts:

Guaranteed Interest Account

This account invests in private-market bonds, commercial mortgages and mortgage backed securities. Contributions placed in this account earn a guaranteed rate of interest for either two or five year periods.

Money Market Account

This account invests in high-quality commercial paper. The average maturity is less than one month.

Bond & Mortgage Account

This account invests in issuances of five-to-ten year bonds and commercial mortgages to companies located in various geographic regions.

Government Securities Account

This account invests in various types of government securities including GNMA, FNMA, FHLMC, SLMA.

Bond Emphasis Balanced Account

This account invests in other accounts of The Principal Life Insurance Company (“Principal”). The account usually invests from 50-100 percent of its assets in conservative and moderate investment accounts, as defined, and 0-50 percent in aggressive investment accounts, as defined.

Large Cap Index Account

This account primarily invests in common stocks of those companies listed in the S&P 500 Stock Index.

Medium Company Value Account

This account invests in medium-sized companies whose stock prices are perceived to be low, relative to the companies’ assets, profits, and other measures.

Large Company Blend Account

This account invests in stocks of larger companies whose earnings and dividends are expected to be above average.

Real Estate Account

This account invests in developed rental properties including warehouses, office buildings, and retail properties. The properties are diversified by geographic location and type.

Stock Emphasis Balanced Account

This account invests in other accounts of Principal. The account usually invests from 50-100 percent of its assets in dynamic and aggressive investment accounts, as defined, and 0-50 percent in conservative investment accounts, as defined.

Medium Company Blend Account

This account invests in medium-sized stocks that offer a combination of value and earnings potential.

Small Company Blend Account

This account invests in smaller established companies with above average long-term growth potential.

International Stock Account

This account invests in common stocks of companies located outside the United States. Industries are selected by evaluating the economic, social and political factors of each market. Most investments are in Western Europe and Asia.

Principal Financial Group Income Stock Account

This account invests in stock of The Principal Financial Group, Inc. The value of its investment changes based on changes in the market value of the stock and expenses.

Registered Investment Companies:

Vanguard Growth & Income Fund

This fund seeks a total annual return greater than that of the S&P 500 Index.  At least 65 percent (and more typically 90 percent) of the fund’s assets are invested in securities included in the S&P 500 Index.

INVESCO Small Company Growth Fund

This fund seeks to invest in smaller, established companies with above average long-term growth potential.

Janus Aspen Aggregate Growth Fund

This fund seeks long-term capital growth. The fund typically invests at least 50 percent of its assets in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P MidCap 500 index.

Strong Growth Fund

This fund seeks capital appreciation. The fund normally invests at least 65 percent of its assets in equity securities and may invest in companies of any size.

Strong Opportunity Fund

This fund seeks capital appreciation. The fund normally invests at least 70 percent of its assets in equities, including common stocks, convertible debentures, preferred stocks, convertible preferred stocks, and warrants. It may invest up to 30 percent of its assets in nonconvertible, corporate and government intermediate to long-term debt securities that management believes have capital-appreciation potential.

T. Rowe Price Science and Technology Fund

This fund seeks long-term growth of capital. The fund normally invests at least 65 percent of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances.

Putnam International Growth Fund

This fund seeks capital appreciation. The fund invests mainly in common stocks of companies outside the United States. The fund normally invests at least 65 percent of its assets in equity securities of companies located outside of the United States.

Company Stock:

InterDigital Stock Fund

This fund invests in the Common Stock of InterDigital Communications Corporation.

Plan Amendments

In June 2001, the Company’s Compensation & Stock Option Committee authorized an amendment to the Plan to include increasing the Company’s matching contribution from 25 percent to 50 percent of the first 6 percent of a participant’s annual compensation that a participant contributes to the Plan, (paying the additional 25 percent matching contribution in the Company’s Common Stock), adding the Company’s Common Stock to the selection of investments under the Plan, permitting an additional discretionary year-end matching contribution and, effective for employees hired on or after January 1, 2002, extending the vesting period of the Company’s matching contributions to 36 months from the commencement of employment. The prior vesting policy permitted immediate vesting of 33 percent upon commencement of employment and vesting of 67 percent and 100 percent on the first and second anniversaries of commencement of employment, respectively. Under the current vesting policy, participants vest 33-1/3 percent on each of their first three anniversaries of employment.

In August 2001, 400,000 shares of the Company’s authorized but unissued Common Stock were reserved for issuance to the account of participants in the Plan as matching contributions. An agreement was entered into between the Company, on behalf of the Plan, and Web401(k).com and

Fidelity Investments to serve as third party administrator and custodian, respectively, of the InterDigital Stock Fund.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in pooled separate accounts are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund and The Principal Financial Group, Inc. Stock Account are valued at their year-end unit closing price (comprised of common stock market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Forfeited Accounts

At December 31, 2002, forfeited non-vested accounts totaled $13,614. These forfeited accounts were fully utilized to reduce future employer matching contributions with respect to 2002.

NOTE 3—INVESTMENT CONTRACT WITH INSURANCE COMPANIES

The Guaranteed Interest Account (the “Account”) provides a guaranteed interest rate for a two year and five year period. The rate credited to the Account is the rate in effect on the day each deposit is directed to the Account. To simplify reporting to Plan participants, all rates credited during each twelve-month period are averaged into a single composite rate.

The guarantees made with regard to the Account are supported by the general account of The Principal Financial Group, Inc. The general account is invested mostly in private placement bonds, commercial mortgages, and residential mortgages. The Account promises contract value for a benefit event, however, there is a market adjustment when funds are withdrawn prior to their maturity. Thus, the Account is not considered benefit responsive.

NOTE 4—INVESTMENTS

During 2002 and 2001, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2002	2001
Pooled Separate Accounts	$(1,109,151)	$(488,229)
Registered Investment Companies	(311,556)	(115,673)
Company Stock	250,989	24,797

	$(1,169,716)	$(579,105)

NOTE 5—NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and significant changes in net assets relating to the Plan’s nonparticipant-directed investments are as follows:

	2002	2001
Net Assets:
InterDigital Stock Fund	$812,571	$155,477

Changes in Net Assets:
Contributions	411,230	132,048
Dividend Income		68
Net Appreciation in Fair Value of Investments	250,989	24,742
Administrative Expenses	(5,125)	(1,381)

NOTE 6—RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company’s Common Stock through the InterDigital Stock Fund and in Pooled Separate Account and Guaranteed Interest Account investments with The Principal Financial Group, Inc. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 7—PLAN EXPENSES

All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

NOTE 8—TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 8, 2002 that the Plan satisfies the qualification requirements under Internal Revenue Code (“IRC”) Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under Section 501(a) of the IRC. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9—DEMUTUALIZATION PROCESS

On March 31, 2001, the board of directors of Principal Mutual Holding Company unanimously adopted a plan converting the mutual organization into a stock company, a form of conversion known as demutualization. The demutualization was governed by Iowa law, which required approval by policyholders entitled to vote on the plan of conversion by two-thirds of the votes cast, and also by the Insurance Commissioner of the State of Iowa.

The policyholders entitled to a vote on the plan of conversion approved the plan at a meeting on July 24, 2001, by approximately 92 percent of the votes cast. A public hearing was held on the plan of conversion on July 25, 2001, and the Insurance Commissioner of the State of Iowa approved the plan of conversion on August 28, 2001.

Under the terms of the plan of conversion, effective October 26, 2001, The Principal Financial Group, Inc. completed its initial public offering. All membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders received compensation in the form of shares credited to the Principal Financial Group Income Separate Account. In December 2001, distribution to the Plan of demutualization compensation occurred in the amount of $209,198 which was allocated proportionally to each participant’s Plan account.

InterDigital Communications Corporation

Savings and Protection Plan

Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

InterDigital Savings and Protection Plan-EIN 23-1882087

Attachment to Form 5500, Schedule H, Part IV, Line i:

Identity of Issue	Investment Type	Fair Value
Guaranteed interest account	Pooled Separate Accounts	$488,449
Money market separate account	Pooled Separate Accounts	895,402
Bond & mortgage separate account	Pooled Separate Accounts	818,162
Government securities separate account	Pooled Separate Accounts	785,076
Bond emphasis balanced separate account	Pooled Separate Accounts	330,791
Large cap stock index separate account	Pooled Separate Accounts	2,239,122
Medium company value separate account	Pooled Separate Accounts	536,567
Large company blend separate account	Pooled Separate Accounts	710,618
Real estate separate account	Pooled Separate Accounts	323,122
Stock emphasis balanced separate account	Pooled Separate Accounts	278,489
Medium company blend separate account	Pooled Separate Accounts	780,454
Small company blend separate account	Pooled Separate Accounts	870,830
International stock separate account	Pooled Separate Accounts	381,850
Principal financial group income stock separate account	Pooled Separate Accounts	311,039
Vanguard growth & income fund	Registered Investment Company	186,079
INVESCO small company growth fund	Registered Investment Company	49,261
Janus aspen aggregate growth fund	Registered Investment Company	111,033
Strong growth fund	Registered Investment Company	95,477
Strong opportunity fund	Registered Investment Company	157,411
T. Rowe Price science & technology fund	Registered Investment Company	117,539
Putnam international growth fund	Registered Investment Company	179,894
InterDigital stock fund	Company Stock Fund	812,571	*
Participant Loans	6.50%-11.00%	69,537

		$11,528,773

*Cost basis is $543,278.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

		By:	InterDigital Communications Corporation, in its capacity as Plan Sponsor and Plan Administrator

Date:	June 30, 2003	By:	/s/ R.J. Fagan
Richard J. Fagan Executive Vice President and Chief Financial Officer